

Mail Stop 4631

July 27, 2009

via U.S. mail and facsimile
Mr. John S. Stanik, Chief Executive Officer
Calgon Carbon Corporation
400 Calgon Carbon Drive
Pittsburgh, PA 15205

> **RE:** **Calgon Carbon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement**
> **File No. 1-10776**

Dear Mr. Stanik:

We have reviewed your response letter dated July 9, 2009, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Managements' Discussion and Analysis of Financial Condition and Results of Operation, page 38

General

1. We have read your response to prior comment 2. With regard to the matter involving the EPA Suspension and Debarment Division, please revise future filings, to provide a status update as you have in your response, specifically stating in your footnote, if true, that you believe it is remote that there will be action taken by the SDD. Further discuss how any suspension or debarment would quantitatively impact operations and liquidity.

2. We have read your response to prior comment 4 which indicates that estimating the impact the 188.57% tariff rate would have on operations and liquidity would be misleading to readers. Although the methodologies used by DOC are subject to change and other variables included in the preliminary rate could be unreliable, it is unclear why the Company would not be able to provide a sensitivity analysis for the antidumping tariff. Please tell us and disclose, in future filings, what your

tariff rates have been historically, how these rates have quantitatively impacted operations and liquidity and what a 10% hypothetical increase or decrease in the rate would have on operations, if possible. Further, we note that you expect the final rate to be determined in November 2009. Please provide, in your 2009 Form 10-K and applicable subsequent filings, a discussion of the revised tariff rate, any resulting tariff accruals recorded and the overall impact the revised tariff rate had on current and will have on future operations and liquidity.

Definitive Proxy Statement on Schedule 14A filed April 1, 2009

3. We note your responses to comments 13 and 15 in our letter dated June 12, 2009 and reissue these comments in part. In this regard, we note that you provide a general discussion regarding the manner in which compensation is determined for each element of compensation and then refer readers to the compensation tables for the actual amounts awarded. There is no discussion of how your general policies translated into actual amounts awarded for each named executive officer. For example, you refer to performance measurements for base salary decisions, but you do not discuss whether each named executive officer achieved his or her performance goals or how their performance led to the actual base salary determination. We also note this omission with respect to the individual performance measurements for the performance-based short-term incentive compensation. Please revise accordingly and show us in your supplemental response what the revisions will look like.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief